Exhibit 99.1

Provident Completes Sale of Southeast and Southwest
Saskatchewan Assets

News Release 16-09
September 30, 2009

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident, the Trust) (TSX-PVE.UN; NYSE-PVX) announced today that it has closed the previously announced sale of its oil and natural gas assets in Southeast and Southwest Saskatchewan for cash consideration of $226 million including closing adjustments. Effective September 30, 2009 Provident has also completed the sale of a minor property in the Lloydminster area of Alberta (Dolcy) for $13 million. Current production from the Dolcy property is approximately 350 barrels of oil equivalent per day. Proceeds from both transactions will be applied to Provident’s revolving term credit facility.

Provident continues the previously announced disposition process for its heavy oil assets in the Lloydminster area. Detailed information is now available to interested parties and non-binding proposals are expected in late October 2009. Scotia Waterous has been retained as exclusive advisor for the Lloydminster sale process.

As a result of the sale of these non-strategic assets coupled with the decline in commodity prices, Provident's term credit facility is expected to be adjusted downward by $75 million to $1,050 million effective October 1, 2009. After application of sale proceeds, Provident has approximately $350 million drawn against its term credit facility.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 262-5973 www.providentenergy.com